SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

Braze, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 10576N102	13 G	Page 2 of 18

1	NAME OF REPORTING PERSON Meritech Capital Partners V L.P. (“MCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,234,228* shares, except that Meritech Capital Associates V L.L.C. (“MCA V”), the general partner of MCP V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 3,234,228* shares, except that MCA V, the general partner of MCP V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,234,228*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.5%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 3,234,228 shares of Class B Common Stock held directly by MCP V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 3,234,228 shares of Class B Common Stock held by MCP V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.5%.

CUSIP NO. 10576N102	13 G	Page 3 of 18

1	NAME OF REPORTING PERSON Meritech Capital Affiliates V L.P. (“MC AFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 116,632* shares, except that MCA V, the general partner of MC AFF V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 116,632* shares, except that MCA V, the general partner of MC AFF V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	116,632*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 116,632 shares of Class B Common Stock held directly by MC AFF V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 116,632 shares of Class B Common Stock held by MC AFF V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 10576N102	13 G	Page 4 of 18

1	NAME OF REPORTING PERSON Meritech Capital Partners V Sidecar L.P. (“MC V Sidecar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,326* shares, except that MCA V, the general partner of MC V Sidecar, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 770,326* shares, except that MCA V, the general partner of MC V Sidecar, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	770,326*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 770,326 shares of Class B Common Stock held directly by MC V Sidecar. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 770,326 shares of Class B Common Stock held by MC V Sidecar). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.8%.

CUSIP NO. 10576N102	13 G	Page 5 of 18

1	NAME OF REPORTING PERSON Meritech Capital Associates V L.L.C. (“MCA V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,121,186* shares, of which 3,234,228 shares are held by MCP V, 116,632 shares are held by MC AFF V and 770,326 shares are held by MC V Sidecar, for whom MCA V serves as general partner.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,121,186* shares, of which 3,234,228 shares are held by MCP V, 116,632 shares are held by MC AFF V and 770,326 shares are held by MCE V Sidecar, for whom MCA V serves as general partner.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,121,186*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	29.3%*
12	TYPE OF REPORTING PERSON*	OO

* Represents 3,234,228 shares of Class B Common Stock held directly by MCP V, 116,632 shares of Class B Common Stock directly held by MC AFF V and 770,326 shares of Class B Common Stock directly held by MC V Sidecar. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,121,186 shares of Class B Common Stock held by MCP V, MC AFF V and MC V Sidecar). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.5%.

CUSIP NO. 10576N102	13 G	Page 6 of 18

1	NAME OF REPORTING PERSON Meritech Capital Partners VI L.P. (“MCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 592,802* shares, except that Meritech Capital Associates VI L.L.C. (“MCA VI”), the general partner of MCP VI, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 592,802* shares, except that MCA VI, the general partner of MCP VI, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	592,802*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.6%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 592,802 shares of Class B Common Stock held directly by MCP VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 592,802 shares of Class B Common Stock held by MCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 10576N102	13 G	Page 7 of 18

1	NAME OF REPORTING PERSON Meritech Capital Affiliates VI L.P. (“MC AFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,848* shares, except that MCA VI, the general partner of MC AFF VI, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 15,848* shares, except that MCA VI, the general partner of MC AFF VI, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,848*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 15,848 shares of Class B Common Stock held directly by MC AFF VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 15,848 shares of Class B Common Stock held by MC AFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.0%.

CUSIP NO. 10576N102	13 G	Page 8 of 18

1	NAME OF REPORTING PERSON Meritech Capital Entrepreneurs VI L.P. (“MCE VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,017* shares, except that MCA VI, the general partner of MCE VI, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 8,017* shares, except that MCA VI, the general partner of MCE VI, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,017*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%*
12	TYPE OF REPORTING PERSON*	PN

* Represents 8,017 shares of Class B Common Stock held directly by MCE VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,017 shares of Class B Common Stock held by MCE VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.0%.

CUSIP NO. 10576N102	13 G	Page 9 of 18

1	NAME OF REPORTING PERSON Meritech Capital Associates VI L.L.C. (“MCA VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 616,667* shares, of which 592,802 shares are held by MCP VI, 15,848 shares are held by MC AFF VI and 8,017 shares are held by MCE VI, for whom MCA VI serves as general partner.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 616,667* shares, of which 592,802 shares are held by MCP VI, 15,848 shares are held by MC AFF VI and 8,017 shares are held by MCE VI, for whom MCA VI serves as general partner.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	616,667*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.8%*
12	TYPE OF REPORTING PERSON*	OO

* Represents 592,802 shares of Class B Common Stock held directly by MCP VI, 15,848 shares of Class B Common Stock directly held by MC AFF VI and 8,017 shares of Class B Common Stock directly held by MCE VI . Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 616,667 shares of Class B Common Stock held by MCP VI, MC AFF VI and MCE VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.

CUSIP NO. 10576N102	13 G	Page 10 of 18

ITEM 1(A).	NAME OF ISSUER

Braze, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

330 West 34th Street, Floor 18

New York, NY 10001

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners V L.P., a Delaware limited partnership (“MCP V”), Meritech Capital Affiliates V L.P., a Delaware limited partnership (“MC AFF V”), Meritech Capital Partners V Sidecar L.P., a Delaware limited partnership (“MC V Sidecar”), Meritech Capital Associates V L.L.C., a Delaware limited liability company (“MCA V”), Meritech Capital Partners VI L.P., a Delaware limited partnership (“MCP VI”), Meritech Capital Affiliates VI L.P., a Delaware limited partnership (“MC AFF VI”), Meritech Capital Entrepreneurs VI L.P., a Delaware limited partnership (“MCE VI”) and Meritech Capital Associates VI L.L.C., a Delaware limited liability company (“MCA VI”). The foregoing entities are collectively referred to as the “Reporting Persons.”

MCA V is the general partner of each of MCP V, MC AFF V and MC V Sidecar, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP V, MC AFF V and MC V Sidecar.

MCA VI is the general partner of each of MCP VI, MC AFF VI and MCE VI, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP VI, MC AFF VI and MCE VI.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 125
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

MCP V, MC AFF V, MC V Sidecar, MCP VI, MC AFF VI and MCE VI are Delaware limited partnerships. MCA V and MCA VI are Delaware limited liability companies.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, par value $0.0001
CUSIP #10576N102

ITEM 3.	Not Applicable.

CUSIP NO. 10576N102	13 G	Page 11 of 18

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Class A Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2021 (based on 9,943,054 shares of Class A Common Stock outstanding and 82,166,554 shares of Class B Common Stock outstanding as of December 15, 2021, as reported by the issuer in its Form 10-Q for the quarterly period ended October 31, 2021).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP V, MC AFF V, MC V Sidecar, MCP VI, MC AFF VI and MCE VI and the limited liability company agreements of MCA V and MCA VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 10576N102	13 G	Page 12 of 18

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 10576N102	13 G	Page 13 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Entities:

Meritech Capital Partners V L.P.

Meritech Capital Affiliates V L.P.

Meritech Capital Partners V Sidecar L.P.

Meritech Capital Associates V L.L.C.

Meritech Capital Partners VI L.P.

Meritech Capital Affiliates VI L.P.

Meritech Capital Entrepreneurs VI L.P.

Meritech Capital Associates VI L.L.C.

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 10576N102	13 G	Page 14 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	16

Exhibit C: Power of Attorney	17

CUSIP NO. 10576N102	13 G	Page 15 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Braze, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

Entities:

Meritech Capital Partners V L.P.

Meritech Capital Affiliates V L.P.

Meritech Capital Partners V Sidecar L.P.

Meritech Capital Associates V L.L.C.

Meritech Capital Partners VI L.P.

Meritech Capital Affiliates VI L.P.

Meritech Capital Entrepreneurs VI L.P.

Meritech Capital Associates VI L.L.C.

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

CUSIP NO. 10576N102	13 G	Page 16 of 18

exhibit B

Reference to Joel Backman as Attorney-in-Fact

Joel Backman has signed the enclosed documents as Attorney-In-Fact on behalf of Meritech Capital Partners V L.P., Meritech Capital Affiliates V L.P. and Meritech Capital Partners V Sidecar L.P. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.

CUSIP NO. 10576N102	13 G	Page 17 of 18

exhibit C

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Meritech Capital Associates VI L.L.C. or such other person or entity as is designated in writing by Paul Madera (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Schedule 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Joel Backman (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

January 12, 2022	MERITECH CAPITAL ASSOCIATES VI L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Paul Madera
Paul Madera, Managing Member

January 12, 2022	MERITECH CAPITAL PARTNERS VI L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES VI L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera, Managing Member

January 12, 2022	MERITECH CAPITAL AFFILIATES VI L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES VI L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera, Managing Member

CUSIP NO. 10576N102	13 G	Page 18 of 18

January 12, 2022	MERITECH CAPITAL ENTREPRENEURS VI L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES VI L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera, Managing Member

January 12, 2022	MERITECH SUB-MANAGEMENT CORPORATION
a Delaware company

	By:	/s/ Paul Madera
Paul Madera, Director

January 12, 2022	By:	/s/ Paul Madera
Paul Madera

January 12, 2022	By:	/s/ George Bischof
George Bischof

January 12, 2022	By:	/s/ Rob Ward
Rob Ward

January 12, 2022	By:	/s/ Craig Sherman
Craig Sherman

January 12, 2022	By:	/s/ Max Motschwiller
Max Motschwiller

January 12, 2022	By:	/s/ Alex Kurland
Alex Kurland

January 12, 2022	By:	/s/ Alex Clayton
Alex Clayton